Exhibit (a)(1)(K)

Distribution date: Friday, July 30 at 6pm (ET)

Distributed by:  Textron

From: generalequity@textron.com

Subject:  Option Exchange Program: Final Exchange Ratios and New Option Strike Price

The final option exchange ratios for your eligible options and the strike price at which the new options will be granted are now posted on the Option Exchange Website at https://textron.equitybenefits.com.

Between now and 11:59 p.m. (Eastern Time) tonight, you may login to make, change or withdraw your option exchange elections. Once the window closes at 11:59 p.m. (Eastern Time), the latest elections you have submitted at that time will be final.

Within two weeks after the program closes, you will receive a confirmation of your final recorded elections. If you elected to make an exchange, you will receive official documentation of your new options in August/September.

If you have any questions, contact Nate Walker at 401-457-3570, Aaron Brown at 401-457-3502, or send an email to generalequity@textron.com. The complete terms and conditions of the exchange offer are described in the Offer to Exchange, which you can access at https://textron.equitybenefits.com.

Textron makes no recommendations as to whether you should participate in the Option Exchange Program; we encourage you to consult with your own advisors regarding your decision.